UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated November 12, 2008 of Diana Shipping Inc. (the “Company”) announcing its financial results for the third quarter and first nine months of 2008, as well as announcing declaration of a dividend and suspension of future dividends.

This report is incorporated by reference into the Company’s F-3 Registration Statement (File no. 333-143635) that was filed with the Securities and Exchange Commission (the “Commission”) with an effective date of June 15, 2007, and the Company’s F-3 Registration Statement (File no. 333-150406) that was filed with the Commission with an effective date of April 24, 2008.

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2008

DECLARES CASH DIVIDEND OF $0.95 PER SHARE
FOR THE THIRD QUARTER AND SUSPENDS FUTURE DIVIDENDS TO POSITION
 THE COMPANY FOR MARKET OPPORTUNITIES

BOARD OF DIRECTORS AUTHORIZES SHARE REPURCHASE PROGRAM

ATHENS, GREECE, November 12, 2008 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $57.6 million for the third quarter of 2008.  This compared to net income of $50.4 million reported in the third quarter of 2007.

Voyage and time charter revenues were $87.4 million for the third quarter of 2008, compared to $49.1 million for the same period of 2007, due to an increase in prevailing time charter rates and the increase in operating days due to the enlargement of the Company’s fleet.

Net income for the nine months ended September 30, 2008 amounted to $167.5 million, compared to net income of $97.8 million for the same period of 2007. Voyage and time charter revenues were $253.1 million for the first nine months of 2008, compared to $131.6 million for the same period of 2007.

Dividend Declaration and Change in Future Dividend Policy

The Company has declared a cash dividend on its common stock of $0.95 per share, based on its results of operations during the third quarter ended September 30, 2008. The cash dividend will be payable on or about December 11, 2008 to shareholders of record as of November 26, 2008. The Company has 75.1 million shares of common stock outstanding.

In order to position the Company to take advantage of market opportunities, the Board of Directors has decided to suspend the Company’s future dividend payments after the dividend distribution noted above.  The Board believes this decision will enhance the Company’s financial flexibility, by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

Initiation of Stock Buyback Plan

The Company has further announced that the Board of Directors has authorized a share buyback program for up to US $100 million of the Company's common shares during the period ending December 31, 2009.

Chairman and Chief Executive Officer’s Comments

Simeon Palios, Chairman and CEO of Diana Shipping, said: “Our consistent strategy at Diana Shipping has been to maximize returns to shareholders taking into account the highly cyclical nature of the dry bulk shipping industry.  We have delivered on our strategy. Since we went public in 2005, Diana Shipping Inc. has produced a total annualized rate of return to shareholders of more than 27%. This performance compares very favorably to that of the other drybulk shares, as well as to that of the S&P 500 over the same period.  We produced this return during a period of high vessel prices and high charter rates by employing low debt levels and a full dividend payout policy to create a modern fleet.

“We believe we are now entering a period of low charter rates and vessel prices which creates different opportunities to help us produce maximum returns.  A suspension of our dividend will enable us to apply our cash flow to these opportunities when we believe we can create long-term value for shareholders.

“Low markets create opportunities.  In 1999, we ordered the construction of the Nirefs and three other Panamax vessels currently in our fleet for a contract price of $20 million each, using 75% debt financing.  While past performance is not indicative of future results, as you can imagine, our results from the Nirefs and its sister ships have been very good. While we are paying our full dividend for the third quarter, we are suspending future dividends during this period of changed, but enhanced opportunity.

“Our Company has one of the lowest debt levels in the drybulk shipping industry.  By enhancing our liquidity resources while maintaining our relatively low level of debt, we are preparing ourselves to take advantage of investment opportunities, which will present themselves during this downturn.  We have accepted slightly lower rates in order to do business with creditworthy charterers. We have a young fleet ready to meet a change in the market as the downturn ends.   In addition, we believe that the present credit crunch will create new market opportunities as there are fewer buyers and lower vessel prices, but also fewer new ships delivered from the shipyards due to financing constraints.

“When market conditions and opportunities change, with our low debt level and by enhancing our liquidity, we will then have the flexibility to support more debt and reinstate our dividend.  Management and Board members own over 19% of the shares of Diana and we care about shareholder value.”

Fleet Employment Profile (As of November 10, 2008)
Currently Diana’s fleet is employed as follows:

Name	Sister ships [1]	Year Built	DWT	Employment [2]	Charter Expiration [3]
Nirefs	A	2001	75,311	$60,500	Feb 3, 2010 – Apr 3, 2010
Alcyon	A	2001	75,247	$34,500	Nov 21, 2012 – Feb 21, 2013
Triton	A	2001	75,336	$24,400	Oct. 17, 2009 – Jan 17, 2010 [4]
Oceanis	A	2001	75,211	$40,000	Jul 29, 2009 – Oct 29, 2009
Dione	A	2001	75,172	$82,000	Jan 7, 2009 – Mar 7, 2009
Danae	A	2001	75,106	$29,400	Feb 18, 2009 – May 18, 2009
Protefs	B	2004	73,630	$59,000	Aug 18, 2011 – Nov 18, 2011
Calipso	B	2005	73,691	$55,000	Jan 15, 2009 – Mar 15, 2009
Clio	B	2005	73,691	$27,000	Jan 27, 2009 – Mar 27, 2009
Thetis	B	2004	73,583	$61,000	Jan 6, 2009 – Feb 5, 2009
Naias	B	2006	73,546	$34,000	Aug 24, 2009 – Oct 24, 2009
Erato	C	2004	74,444	$80,300	Jan 1, 2009 – Mar 1, 2009
Coronis	C	2006	74,381	$27,500	Jan 18, 2009 – Apr 9, 2009
Sideris GS	D	2006	174,186	$43,000	Nov 30, 2008
				$39,000	Nov 30, 2009
				$36,000	Oct 15, 2010 – Jan 15, 2011 [5]
Aliki	-	2005	180,235	$52,000	May 1, 2009
				$45,000	Mar 1, 2011 – Jun 1, 2011 [5]
Semirio	D	2007	174,261	$51,000	Jun 15, 2009
				$31,000	Apr 30, 2011 – Jul 30, 2011 [5]
Boston	D	2007	177,828	$52,000	Sep 28, 2011 – Dec 28, 2011 [6]
Salt Lake City	-	2005	171,810	$55,800	Aug 28, 2012 – Oct 28, 2012
Norfolk	-	2002	164,218	$74,750	Jan 12, 2013 – Mar 12, 2013
New York [7,8,9]	D	2010	177,000	$48,000	Feb 28, 2015 – Jun 30, 2015
Los Angeles [7,8,9]	D	2010	177,000	-	-
		Total:	2,364,887

[1]	Each vessel is a sister ship of the other vessels that have the same letter.
[2]	Gross time charter rate per day.
[3]	Charterers’ optional period to redeliver the vessel to us. Charterers have the right to add the off-hire days, if any, and therefore the optional period may be extended.
[4]
The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

[5]
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

[6]
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

[7]	Expected to be delivered to us in the second quarter of 2010.
[8]	The time charter rate of $48,000 per day is based on the latest possible date of delivery to the charterer (see also Note 9).
[9]
The Company has the option to deliver either New York or Los Angeles to the charterer. The gross rate will vary as follows: US$50,000 per day for delivery between October 1, 2009 and January 31, 2010 or US$48,000 per day for delivery between February 1, 2010 and April 30, 2010.

Summary of Selected Financial & Other Data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$87,408	$49,086	$253,052	$131,591
Voyage expenses	3,528	2,348	10,168	6,028
Vessel operating expenses	10,908	7,397	29,980	20,826
Net income	57,591	50,384	167,539	97,847
FLEET DATA
Average number of vessels	19.0	16.1	18.9	15.6
Number of vessels	19.0	16.0	19.0	16.0
Weighted average age of fleet (in years)	4.0	3.7	4.0	3.3
Ownership days	1,748	1,477	5,165	4,271
Available days	1,740	1,477	5,157	4,271
Operating days	1,739	1,476	5,151	4,240
Fleet utilization	99.9%	99.9%	99.9%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$48,207	$31,644	$47,098	$29,399
Daily vessel operating expenses (2)	$6,240	$5,008	$5,804	$4,876

(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Standard Time) on Wednesday, November 12, 2008.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under “Events”.  The conference call also may be accessed by telephone by dialing 1-800-762-8779 (for U.S.-based callers) or 1-480-629-9041 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net.  A telephone replay will be available by dialing 1-800-406-7325 (for U.S.-based callers) or 1-303-590-3030 (for international callers); callers must use the PIN number 3934891.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	$87,408	$49,086	$253,052	$131,591

EXPENSES:
Voyage expenses	3,528	2,348	10,168	6,028
Vessel operating expenses	10,908	7,397	29,980	20,826
Depreciation and amortization of deferred charges	11,034	6,625	32,243	16,848
General and administrative expenses	3,267	2,221	10,725	6,636
Gain on vessel sale	-	(21,504)	-	(21,504)
Foreign currency losses (gains)	(248)	(41)	(354)	(158)
Operating income	58,919	52,040	170,290	102,915

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,384)	(1,867)	(4,400)	(5,767)
Interest Income	56	211	704	699
Insurance settlement for vessel un-repaired damages	-	-	945	-

Total other income (expenses), net	(1,328)	(1,656)	(2,751)	(5,068)

Net Income	$57,591	$50,384	$167,539	$97,847

Less: Dividends paid on restricted stock	(69)	-	(178)	-

Net income available to common shareholders	$57,522	$50,384	$167,361	$97,847

Earnings/(losses) per common share, basic and diluted	$0.77	$0.78	$2.25	$1.63

Weighted average number of common shares, basic	74,375,000	64,184,783	74,375,000	60,168,040

Weighted average number of common shares, diluted	74,377,885	64,184,783	74,377,694	60,168,040

BALANCE SHEET DATA
	September 30,	December 31,
	2008	2007
ASSETS	(unaudited)

Cash and cash equivalents	4,761	16,726
Other current assets	4,214	4,788
Advances for vessels under construction and acquisitions and other vessel costs	26,947	53,104
Vessels' net book value	971,347	867,632
Other fixed assets, net	864	956
Other non-current assets	840	1,136
Total assets	1,008,973	944,342

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	19,789	20,964
Long-term debt	172,595	98,819
Deferred revenue, non current portion	23,616	23,965
Other non-current liabilities	1,195	1,120
Total stockholders' equity	791,778	799,474
Total liabilities and stockholders' equity	1,008,973	944,342

OTHER FINANCIAL DATA
	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	$67,266	$37,748	$198,127	$98,397
Net cash from / (used in) investing activities	(260)	78,374	(108,389)	(152,965)
Net cash from / (used in) financing activities	(84,950)	62,677	(101,703)	230,479

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 12, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 937616